SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

Texas Genco Holdings, Inc.

(Name of the Issuer)

Texas Genco Holdings, Inc.

CenterPoint Energy, Inc.

NN Houston Sub, Inc.

Utility Holding, LLC

(Name of Person(s) Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

882443 10 4

(CUSIP Number of Class of Securities)

Rufus S. Scott

Vice President, Deputy General Counsel

and Assistant Corporate Secretary

Texas Genco Holdings, Inc.

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

Copy to:

J. David Kirkland, Jr.

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002-4995

(713) 229-1234

This statement is filed in connection with (check the appropriate box):

a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$716,080,720	$90,727.43

*	Estimated solely for purposes of calculating the amount of the filing fee. The filing fee is based on the product of: (x) 15,235,760 shares of the Issuer’s common stock, par value $0.001 per share (which is the maximum number of shares to be converted in the public company merger into the right to receive cash); and (y) $47.00 (which is the cash payment to holders of the shares set forth in (x)). The filing fee was calculated by multiplying the resulting transaction value of $716,080,720 by 0.00012670.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $90,727.43

Form or Registration No.: Schedule 14C

Filing Party: Texas Genco Holdings, Inc.

Date Filed: September 3, 2004

Introduction

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission by Texas Genco Holdings, Inc., a Texas corporation (“Texas Genco”), the issuer of the common stock, par value $.001 per share (“Common Stock”), which is subject to a Rule 13e-3 transaction, CenterPoint Energy, Inc., a Texas corporation (“CenterPoint Energy”), NN Houston Sub, Inc., a Texas corporation and an indirect, wholly owned subsidiary of CenterPoint Energy (“NN Houston Sub”), and Utility Holding, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of CenterPoint Energy (“Utility Holding” and, together with Texas Genco, CenterPoint Energy and NN Houston Sub, the “Filing Persons”). Pursuant to the Transaction Agreement, dated as of July 21, 2004 (the “Transaction Agreement”), by and among GC Power Acquisition LLC, a Delaware limited liability company (“GC Power Acquisition”), HPC Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of GC Power Acquisition, and the Filing Persons, NN Houston Sub will merge with and into Texas Genco (the “Public Company Merger”), with Texas Genco continuing as the surviving corporation.

Concurrently with the filing of this amended Schedule 13E-3, Texas Genco is filing with the SEC a definitive information statement (the “Information Statement”) pursuant to Section 14(c) of the Securities Exchange Act of 1934 containing information with respect to the transactions contemplated by the Transaction Agreement and related matters, including the execution of a written consent by Utility Holding, as record holder of approximately 81% of the outstanding shares of Common Stock, approving the Transaction Agreement and the transactions contemplated thereby, including the Public Company Merger. In the Public Company Merger, each outstanding share of Common Stock (other than shares of Common Stock beneficially owned by CenterPoint Energy or any of its subsidiaries and shares of Common Stock held by shareholders who validly perfect their dissenters’ appraisal rights under Texas law) will be converted into the right to receive $47.00 in cash, without interest and less any applicable withholding taxes.

The Transaction Agreement and the transactions contemplated thereby, including the Public Company Merger, have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the merits or the fairness of the Transaction Agreement or the transactions contemplated thereby, including the Public Company Merger, or upon the adequacy or accuracy of the information contained in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Information Statement, including all appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the appendices thereto.

Information contained in this Schedule 13E-3 concerning Texas Genco and its affiliates (except for information relating to CenterPoint Energy and its affiliates other than Texas Genco and subsidiaries of Texas Genco) has been supplied by Texas Genco, and information concerning CenterPoint Energy and its affiliates (except for information relating to Texas Genco and its subsidiaries), including Utility Holding and NN Houston Sub, has been supplied by CenterPoint Energy. No Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet.

Regulation M-A

Item 1001

The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A

Item 1002

(a) Texas Genco is the subject company. The information set forth in the Information Statement under the caption “Parties to the Transaction Agreement” is incorporated herein by reference.

(b)-(d) The information set forth in the Information Statement under the caption “Market for Common Stock and Related Shareholder Matters” is incorporated herein by reference.

(e) None of the Filing Persons has made an underwritten public offering of Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f) None of the Filing Persons has purchased any Common Stock during the past two years.

Item 3. Identity and Background of Filing Persons.

Regulation M-A

Item 1003

(a)-(c) Texas Genco. Texas Genco is the subject company. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Parties to the Transaction Agreement”; and

•	“Special Factors—Our Directors and Executive Officers.”

(a)-(c) CenterPoint Energy. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Parties to the Transaction Agreement”; and

•	“Special Factors—CenterPoint Energy’s Director and Executive Officers.”

(a)-(c) Utility Holding. The information set forth in the Information Statement under the caption “Parties to the Transaction Agreement” is incorporated herein by reference. Patricia F. Genzel is the President and sole Manager of Utility Holding. Ms. Genzel has been a practicing certified public accountant with Belfint, Lyons & Shuman, P.A., a certified public accounting firm, for the past 19 years. The principal business address of Belfint, Lyons & Shuman is 1011 Centre Road, Suite 310, Wilmington, Delaware. Ms. Genzel also serves as an officer and/or director of certain other affiliates of CenterPoint Energy. To the knowledge of CenterPoint Energy, Ms. Genzel has not been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors), nor has she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining her from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. To the knowledge of CenterPoint Energy, Ms. Genzel is a citizen of the United States of America.

(a)-(c) NN Houston Sub. The information set forth in the Information Statement under the caption “Parties to the Transaction Agreement” is incorporated herein by reference. Set forth below is a list of the directors and executive officers of NN Houston Sub. To the knowledge of CenterPoint Energy, none of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. To the knowledge of CenterPoint Energy, each of the directors and executive officers of NN Houston Sub is a citizen of the United States of America and his or her principal business address is located at c/o NN Houston Sub, Inc., 1111 Louisiana, Houston, Texas 77002 (Telephone: (713) 207-1111).

•	David M. McClanahan is NN Houston Sub’s President. The information regarding Mr. McClanahan set forth in the Information Statement under the caption “Special Factors—Our Directors and Executive Officers” is incorporated herein by reference.

•	Scott E. Rozzell is NN Houston Sub’s Executive Vice President, General Counsel and Corporate Secretary. The information regarding Mr. Rozzell set forth in the Information Statement under the caption “Special Factors—Our Directors and Executive Officers” is incorporated herein by reference.

•	Gary L. Whitlock is NN Houston Sub’s Executive Vice President and Chief Financial Officer. The information regarding Mr. Whitlock set forth in the Information Statement under the caption “Special Factors—Our Directors and Executive Officers” is incorporated herein by reference.

•	Rufus S. Scott is NN Houston Sub’s sole director and Vice President. Mr. Scott also serves as Vice President, Deputy General Counsel and Assistant Corporate Secretary of CenterPoint Energy and Texas Genco and has served in that capacity with CenterPoint Energy since 1995 and with Texas Genco since September 2001.

Item 4. Terms of the Transaction.

Regulation M-A

Item 1004

(a)(1) Not applicable.

(a)(2) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Special Factors—Purpose and Structure”;

•	“Special Factors—Effects of the Transactions; Plans or Proposals After the Transactions”;

•	“Special Factors—The Transaction Agreement”;

•	“Special Factors—Other Agreements”; and

•	“Material U.S. Federal Income Tax Consequences of the Public Company Merger.”

(c) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Special Factors—The Transaction Agreement”;

•	“Special Factors—Effects of the Transactions; Plans or Proposals After the Transactions”; and

•	“Special Factors—Interests of CenterPoint Energy, Directors and Executive Officers.”

(d) The information set forth in the Information Statement under the caption “Dissenters’ Appraisal Rights” and in Appendix B to the Information Statement is incorporated herein by reference.

(e) No provision has been made by the Filing Persons in connection with the transactions contemplated by the Transaction Agreement to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A

Item 1005

(a)-(c), (e) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”;

•	“Special Factors—Other Agreements”;

•	“Special Factors—Material Transactions Between CenterPoint Energy and Us”; and

•	“Special Factors—Interests of CenterPoint Energy, Directors and Executive Officers.”

Item 6. Purpose of the Transaction and Plans or Proposals.

Regulation M-A

Item 1006

(b)-(c) (1)-(7) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Purpose and Structure”;

•	“Special Factors—Effects of the Transactions; Plans or Proposals After the Transactions”;

•	“Special Factors—The Transaction Agreement”; and

•	“Special Factors—Other Agreements.”

(c)(8) Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A

Item 1013

(a) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Purpose and Structure”;

•	“Special Factors—Background of the Transactions”; and

•	“Special Factors—Effects of the Transactions; Plans or Proposals After the Transactions.”

(b) The information set forth in the Information Statement under the caption “Special Factors—Background of the Transactions” is incorporated herein by reference.

(c) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Purpose and Structure”; and

•	“Special Factors—Background of the Transactions.”

(d) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Purpose and Structure”;

•	“Special Factors—Effects of the Transactions; Plans or Proposals After the Transactions”;

•	“Special Factors—Other Agreements”; and

•	“Material U.S. Federal Income Tax Consequences of the Public Company Merger.”

Item 8. Fairness of the Transaction.

Regulation M-A

Item 1014

(a)-(b) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger”;

•	“Special Factors—Fairness Opinion of RBC Capital Markets Corporation”;

•	“Special Factors—Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger”; and

•	“Special Factors—Opinion Received by the Board of Directors of CenterPoint Energy.”

(c) The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d)-(e) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger”; and

•	“Special Factors—Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger.”

(f) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”;

•	“Special Factors—Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger”;

•	“Special Factors—Fairness Opinion of RBC Capital Markets Corporation”;

•	“Special Factors—Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger”; and

•	“Special Factors—Opinion Received by the Board of Directors of CenterPoint Energy.”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A

Item 1015

(a)-(c) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”;

•	“Special Factors—Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger”;

•	“Special Factors—Fairness Opinion of RBC Capital Markets Corporation”;

•	“Special Factors—Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger”; and

•	“Special Factors—Opinion Received by the Board of Directors of CenterPoint Energy.”

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A

Item 1007

(a), (b) and (d) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—The Transaction Agreement”; and

•	“Special Factors—Financing of the Transactions.”

(c) The information set forth in the Information Statement under the caption “Special Factors—Fees and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A

Item 1008

(a) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Parties to the Transaction Agreement”; and

•	“Special Factors—Interests of CenterPoint Energy, Directors and Executive Officers.”

(b) No Filing Person has consummated any transaction in the subject securities during the past 60 days.

Item 12. The Solicitation or Recommendation.

Regulation M-A

Item 1012

(d)-(e) The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”;

•	“Special Factors—Position of Our Special Committee and Board of Directors as to the Fairness of the Public Company Merger”; and

•	“Special Factors—Position of the CenterPoint Energy Entities as to the Fairness of the Public Company Merger.”

Item 13. Financial Information.

Regulation M-A

Item 1010

(a) The information set forth in the Information Statement under the caption “Historical Consolidated Financial Data” is incorporated herein by reference.

(b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A

Item 1009

(a)-(b) The information set forth in the Information Statement under the following captions is incorporated herein by reference.

•	“Special Factors—Background of the Transactions”;

•	“Special Factors—Fairness Opinion of RBC Capital Markets Corporation”; and

•	“Special Factors—Opinion Received by the Board of Directors of CenterPoint Energy.”

None of the Filing Persons intends to employ or retain any individual or entity to solicit proxies.

Item 15. Additional Information.

Regulation M-A

Item 1011

(b) The entire Information Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A

Item 1016

(a)(1) Definitive Information Statement of Texas Genco Holdings, Inc. on Schedule 14C, filed with the SEC on November 15, 2004 (File No. 001-31449; incorporated herein by reference).

(a)(2) Joint Current Report on Form 8-K filed with the SEC by Texas Genco and CenterPoint Energy on July 22, 2004 (File No. 001-31449; incorporated herein by reference).

*(b) Commitment Letter, dated July 21, 2004, from Goldman Sachs Credit Partners L.P.

(c)(1) Opinion of RBC Capital Markets Corporation, dated July 21, 2004, delivered to the special committee of Texas Genco’s board of directors (incorporated herein by reference to Appendix C to the Definitive Information Statement).

*(c)(2) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated July 21, 2004.

(c)(3) Opinion of Citigroup Global Markets Inc., dated July 21, 2004, delivered to CenterPoint Energy’s board of directors (incorporated herein by reference to Appendix D of the Definitive Information Statement).

*(c)(4) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s board of directors dated July 16, 2004.

*(c)(5) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s board of directors dated July 20, 2004.

*†(c)(6) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated June 28, 2004.

*†(c)(7) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated July 1, 2004.

*†(c)(8) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated July 2, 2004.

*†(c)(9) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated July 14, 2004.

*†(c)(10) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s board of directors dated April 27, 2004.

*†(c)(11) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s executive committee dated June 22, 2004.

*†(c)(12) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s board of directors dated June 30, 2004.

*†(c)(13) Materials provided by Citigroup Global Markets Inc. to the special committee of Texas Genco’s board of directors dated July 16, 2004.

(d) Transaction Agreement, dated as of July 21, 2004, by and among CenterPoint Energy, Utility Holding, NN Houston Sub, Texas Genco, HPC Merger Sub, Inc. and GC Power Acquisition (incorporated herein by reference to Appendix A to the Definitive Information Statement).

(f) Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act (incorporated herein by reference to Appendix B to the Definitive Information Statement).

(g) Not applicable.

99.1 Consent of Citigroup Global Markets Inc.

*	Previously filed.
†	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 12, 2004

TEXAS GENCO HOLDINGS, INC.

By:	/s/ David G. Tees
Name:	David G. Tees
Title:	President and Chief Executive Officer

CENTERPOINT ENERGY, INC.

By:	/s/ Gary L. Whitlock
Name:	Gary L. Whitlock
Title:	Executive Vice President and Chief Financial Officer

NN HOUSTON SUB, INC.

By:	/s/ Gary L. Whitlock
Name:	Gary L. Whitlock
Title:	Executive Vice President and Chief Financial Officer

UTILITY HOLDING, LLC

By:	/s/ Patricia F. Genzel
Name:	Patricia F. Genzel
Title:	President and Sole Manager

EXHIBIT INDEX

(a)(1) Definitive Information Statement of Texas Genco Holdings, Inc. on Schedule 14C, filed with the SEC on November 15, 2004 (File No. 001-31449; incorporated herein by reference).

(a)(2) Joint Current Report on Form 8-K filed with the SEC by Texas Genco and CenterPoint Energy on July 22, 2004 (File No. 001-31449; incorporated herein by reference).

*(b) Commitment Letter, dated July 21, 2004, from Goldman Sachs Credit Partners L.P.

(c)(1) Opinion of RBC Capital Markets Corporation, dated July 21, 2004, delivered to the special committee of Texas Genco’s board of directors (incorporated herein by reference to Appendix C to the Definitive Information Statement).

*(c)(2) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated July 21, 2004.

(c)(3) Opinion of Citigroup Global Markets Inc., dated July 21, 2004, delivered to CenterPoint Energy’s board of directors (incorporated herein by reference to Appendix D of the Definitive Information Statement).

*(c)(4) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s board of directors dated July 16, 2004.

*(c)(5) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s board of directors dated July 20, 2004.

*†(c)(6) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated June 28, 2004.

*†(c)(7) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated July 1, 2004.

*†(c)(8) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated July 2, 2004.

*†(c)(9) Materials provided by RBC Capital Markets Corporation to the special committee of Texas Genco’s board of directors dated July 14, 2004.

*†(c)(10) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s board of directors dated April 27, 2004.

*†(c)(11) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s executive committee dated June 22, 2004.

*†(c)(12) Materials provided by Citigroup Global Markets Inc. to CenterPoint Energy’s board of directors dated June 30, 2004.

*†(c)(13) Materials provided by Citigroup Global Markets Inc. to the special committee of Texas Genco’s board of directors dated July 16, 2004.

(d) Transaction Agreement, dated as of July 21, 2004, by and among CenterPoint Energy, Utility Holding, NN Houston Sub, Texas Genco, HPC Merger Sub, Inc. and GC Power Acquisition (incorporated herein by reference to Appendix A to the Definitive Information Statement).

(f) Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act (incorporated herein by reference to Appendix B to the Definitive Information Statement).

(g) Not applicable.

99.1 Consent of Citigroup Global Markets Inc.

*	Previously filed.
†	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment.